Form 10-K, Exhibit 13
period 1996-12-31
MULTICARE COMPANIES INC
filed 1997-03-31
CIK 890925

EXHIBIT 13


The Multicare Companies, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

                                  Years ended December 31
                           1992     1993     1994     1995     1996

                            (In thousands, except per share data)


STATEMENT OF
OPERATIONS DATA:
Net revenues            $  126,007  162,384  262,416  353,048  532,230

Expenses:
Operating expenses         93,649   124,681  201,250  270,224  413,007
Corporate, general
and administrative         14,044   6,338    11,446   17,643   25,408
Depreciation and
amortization               5,734    6,292    9,358    13,171   22,344

Total expenses             113,427  137,311  222,054  301,038  460,759

Income from operations     12,580   25,073   40,362   52,010   71,471

Other income (expense):
Investment income          480      1,861    296      2,713    425
Interest expense           (9,890)  (15,090) (13,162) (18,778) (25,589)
Total other
income (expense)           (9,410)  (13,229) (12,866) (16,065) (25,164)

Income before income
taxes and
extraordinary item         3,170    11,844   27,496   35,945   46,307

Income tax expense         1,420    4,727    10,454   13,798   17,570

Income before
extraordinary item         1,750    7,117    17,042   22,147   28,737
Extraordinary item,
net of tax benefit,(1)     -        3,863    1,620    3,722    2,827

Net income              $  1,750    3,254    15,422   18,425   25,910

Income per common share
assuming full dilution:
Income before
extraordinary item
per share               $  .12       .42      .71      .84      .99
Net income per share    $  .12       .19      .64      .69      .90

Weighted average number
of shares outstanding      14,646    16,962   23,967   26,513   33,172

OTHER DATA:
Capital expenditures    $  2,838     18,730   31,785   39,917   64,215
Average number of
licensed beds              3,271     4,241    6,006    6,861    11,620
Percentage of
net revenues:
Quality Mix (2)            55.5%     56.0%    62.5%    66.3%    64.5%
Medicaid                   44.5%     44.0%    37.5%    33.7%    35.5%

BALANCE SHEET DATA:
Total assets            $  155,485   162,255  308,755  470,958  761,667
Long-term debt,
including current
portion                    146,906   106,137  156,878  283,082  429,168
Stockholders' equity    $  (11,276)  32,591   100,105  113,895  207,935

(1) The Company incurred extraordinary charges relating to early extinguishment of debt.

(2)  Quality mix is defined as non-Medicaid patient revenues.

The Multicare Companies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Multicare has experienced revenue growth in excess of 43 % per year in the five-year period ended December 31, 1996, primarily through acquisitions of long-term care facilities, and increased utilization of specialty medical services. It is the Company's strategy to expand through selective acquisitions, development of new facilities with geographically concentrated operations, and growth of specialty medical services.

ACQUISITIONS AND DEVELOPMENT

The Company has grown through acquisition, construction, lease and management agreements. Summarized below are the recent acquisitions and development projects:

 In 1994, the Company acquired the outstanding capital stock of Providence Health Care, Inc., an Ohio-based provider of long-term nursing care and specialized healthcare services through 15 facilities with over 1,200 beds, located principally in Ohio.

 In January 1995, the Company acquired the assets and operations of an institutional pharmacy business located in New Jersey.

 In December 1995, the Company acquired the outstanding capital stock of Glenmark Associates, Inc., a long-term care provider through 21 facilities and several ancillary businesses with approximately 1,700 beds, located principally in West Virginia.

 In February 1996, the Company acquired the outstanding capital stock of the Concord Health Group, Inc., a provider of long-term care, assisted-living, and specialty medical services through 11 facilities with over 1,600 licensed beds and several ancillary businesses in Pennsylvania.

 In December 1996, the Company acquired The A.D.S Group, which owns, operates or manages over 50 long-term care and assisted-living facilities with over 4,200 licensed beds, principally in Massachusetts.

 Between 1994 and 1996, the Company further expanded its regional bases by adding over 2,500 licensed beds through smaller acquisitions, construction of new facilities, expansion of existing facilities, leasing arrangements, and management agreements.

The Company is continually evaluating acquisition and development opportunities.

SPECIALTY MEDICAL SERVICES

Specialty medical services include subacute care to medically complex patients, intensive rehabilitation therapies, pharmaceuticals, medical supplies, and home healthcare. These services are usually provided at higher profit margins than routine services and compete with significantly higher cost hospital care. The Company operates dedicated subacute units within certain of its long-term care facilities and offers certain subacute services throughout the majority of its facilities. Therapies, which include physical, occupational, speech and respiratory services, are provided to patients at all long-term care facilities, as well as at the outpatient rehabilitation centers. In addition, Multicare owns and operates an institutional pharmacy that serves over 23,000 beds. Specialty medical service revenues accounted for 39% of net revenues in 1996, increasing to $208 million from $142 million or 40% of revenues in 1995.

RESULTS OF OPERATIONS

Net Revenues. Net revenues increased 51% or $179.2 million to $532.2 million in 1996 and 35% or $90.6 million to $353.0 million in 1995.

Of the 1996 revenues increase, 37% is primarily attributable to the inclusion of results for the recent acquisitions described previously. The internal growth rate of revenues amounted to 14% in 1996, resulting mainly from increases in payor rates and changes in census mix, development and opening of additional beds, and growth in specialty medical service revenues. The revenue increase in 1995 was predominantly due to results from recent acquisitions of 20% and internal growth of 15%.

The Company's quality mix of non-Medicaid patient revenues was 65%, 66% and 63%, respectively, in 1996, 1995, and 1994. The 1996 percentages reflect the impact of certain of the Company's recent acquisitions which historically have generated lower revenues in these areas. Occupancy rates were 91%, 92%, and 92%, respectively, for 1996, 1995, and 1994.

Operating Expenses and Margins. Operating expenses increased 53% or $142.8 million to $413.0 million in 1996 and 34% or $68.9 million to $270.2 million in 1995. Operating margins were 13% in 1996 and 15% in 1994 and 1995. The decrease in operating margin in 1996 is due primarily to an increase in rent expense of $7.5 million relating to new operating leases. Margins before interest, taxes, depreciation, amortization and rent (EBITDAR) were 20% in 1996, 1995, and 1994.

The increases in operating expenses in 1996 and 1995 reflect the inclusion of results for the recent acquisitions of $100.2 million and $37.6 million, respectively. The remaining increases resulted primarily from higher salaries, wages, and benefits ($23.4 million in 1996 and $17.7 million in 1995) for cost of living increases and the expanded utilization of salaried therapists and staffing levels to support higher patient acuities and more complex product lines.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses remained consistent at 5% of net revenues in 1996 and 1995. The expenses include resources devoted to operations, finance, legal, risk management, and information systems to support the Company's operations.

Depreciation and Amortization. Depreciation and amortization increased by $9.2 million in 1996 and $3.8 million in 1995. The increases related primarily to inclusion of depreciation and amortization for the recently acquired entities and to a lesser extent, amortization of debt issuance costs and other assets.

Other Income (expense). Net other expense increased 57% or $9.1 million in 1996 to $25.2 million, primarily as a result of interest expense from increased borrowings under the Company's various credit agreements in connection with the financing of recent acquisitions. 1995 net other expense increased 25% or $3.2 million as a result of interest expense from higher borrowing levels on the Company's credit agreements and interest associated with the Company's Convertible Debentures.

Extraordinary item. The Company incurred extraordinary charges of $2.8 million, $3.7 million, and $1.6 million in 1996, 1995 and 1994, respectively, relating to the restructuring of its bank credit facilities and the purchase of the Company's Senior Subordinated Notes.

INFLATION

The healthcare industry is labor intensive. Wages and other labor related costs are especially sensitive to inflation. In addition, suppliers pass along rising costs to the Company in the form of higher prices. When faced with increases in operating costs, the Company has increased its charges for services. The Company's operations could be adversely affected if it is unable to recover future cost increases or experiences significant delays in increasing rates of reimbursement of its labor and other costs from Medicaid and Medicare revenue sources.


LIQUIDITY AND CAPITAL RESOURCES

The Company maintains working capital from operating cash flows and lines of credit that are adequate for continuing operations, debt payments, and anticipated capital expenditures. At December 31, 1996, the Company had working capital of $39.3 million, compared to $55.5 million at December 31, 1995.

In October 1996, the Company completed a public offering of 3 million shares of its common stock, resulting in net proceeds of $52 million. The proceeds of the offering were used to repay a portion of outstanding bank indebtedness under the Company's credit agreement.

In December 1996, the Company entered into a new $350 million credit facility and a $60 million lease facility with NationsBank N.A., as agent. At December 31, 1996, the amount available under the line of credit was $73.6 million.

In March 1995, the Company completed an offshore offering and a concurrent private placement in the United States of $86.3 million of its 7% Convertible Debentures, resulting in net proceeds of $83.3 million. The proceeds were used to repay amounts outstanding on the Company's credit agreement as well as for general corporate purposes. In January 1997, $11 million of Convertible Debentures were converted into common stock.

Since 1994, the Company purchased or retired an aggregate of approximately $38.2 million of its 12.5% Senior Subordinated Notes (Notes), resulting in a substantial interest savings based on the Company's incremental borrowing rate under its existing credit lines. In January 1997, the Company purchased an additional $6.5 million of Notes.

The Company will make payments on its debt of $.8 million, $1.3 million, $.8 million, $277.1 million, and $.8 million, in each of the five years subsequent to 1996, respectively.

Cash flow from operations was $50 million in 1996 compared to $11 million in 1995. The increase is due, in part, to improved collection of receivables. Net accounts receivable were $102.2 million at December 31, 1996 compared to $86.2 million at December 31, 1995. This increase is primarily attributable to the recent acquisitions, the utilization of specialty medical services for higher acuity level patients, and the timing of third-party interim and settlement payments. The allowance for doubtful accounts represents approximately 10% and 6% of gross accounts receivable at December 31, 1996, and 1995, respectively. Legislative and regulatory action and government budgetary constraints could change the timing of payments and reimbursement rates of the Medicare and Medicaid programs in the future. These changes could have a material adverse effect on the Company's future operating results and cash flows.

There are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. The Company is unable to predict the impact of healthcare reform proposals on the Company; however, it is possible that such proposals could have a material adverse effect on the Company. Any changes in reimbursement levels under Medicaid and Medicare and any changes in applicable government regulations could significantly affect the profitability of the Company. Various cost containment measures adopted by governmental pay sources have begun to limit the scope and amount of reimbursable healthcare expenses. Additional measures, including measures that have already been proposed in states in which the Company operates, may be adopted in the future as federal and state governments attempt to control escalating healthcare costs. There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on the Company. In particular, changes to the Medicare reimbursement program that have been proposed could materially adversely affect the Company's revenues derived from ancillary services.

During 1996, the Company expended $257 million through acquisitions, new construction, existing facility expansion, further development of specialty medical services and capital improvements. Capital expenditures were $64 million in 1996, including $41 million for new facility construction and $23 million for routine capital improvements. The Company anticipates its capital requirements for routine capital improvements including expansion of existing facilities and construction of new facilities to be approximately $65 million for 1997.

The Company plans to continue its growth oriented strategy for the foreseeable future. The Company anticipates using operating cash flows, bank credit facilities, leasing arrangements, and the sale of additional debt or equity securities to finance its growth.

The Multicare Companies, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31
(In thousands, except share data)

                                            1995       1996

ASSETS
Current assets:
Cash and cash equivalents                 $ 3,921    $ 1,150
Accounts receivable, net of allowance
  for doubtful accounts of $5,241 and
  $11,531 in 1995 and 1996, respectively    86,168     102,234
Prepaid expenses and other current assets   8,181      14,586
Deferred taxes                              3,353      3,833
      Total current assets                  101,623    121,803

Property, plant and equipment:
  Land, buildings and improvements          260,952    386,870
  Equipment, furniture and fixtures         39,048     58,963
  Construction in progress                  24,979     43,373
                                            324,979    489,206
Less accumulated
depreciation and amortization               38,212     46,187
                                            286,767    443,019

Goodwill, net                               59,610     157,298
Debt issuance costs, net                    4,738      4,017
Other assets                                18,220     35,530
                                          $ 470,958  $ 761,667


LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable                          $ 13,619   $ 26,948
Accrued liabilities                         30,850     54,707
Current portion of long-term debt           1,612      821
      Total current liabilities             46,081     82,476
Long-term debt                              281,470    428,347
Deferred taxes                              24,200     42,909
Contingent stock purchase commitment        5,312      -
Stockholders' equity:
  Preferred stock, par value $.01,
    7,000,000 shares authorized,
    none issued
  Common stock, par value $.01,
    70,000,000 shares authorized,
    17,680,932 and 30,133,535 issued and
    outstanding in 1995 and 1996,
    respectively                            177        301
Additional paid-in-capital                  75,419     143,513
Retained earnings                           38,299     64,121
      Total stockholders' equity            113,895    207,935
                                          $ 470,958  $ 761,667

See accompanying notes to consolidated financial statements.

The Multicare Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31


                                           1994       1995       1996
                                       (In thousands, except per share data)

Net revenues                             $ 262,416  $ 353,048  $ 532,230
Expenses:
Operating expenses:
  Salaries, wages and benefits             127,407    171,471    258,404
  Other operating expenses                 73,843     98,753     154,603
Corporate, general and administrative      11,446     17,643     25,408
Depreciation and amortization              9,358      13,171     22,344
      Total expenses                       222,054    301,038    460,759
      Income from operations               40,362     52,010     71,471
Other income (expense):
  Investment income                        296        2,713      425
  Interest expense                         (13,162)   (18,778)   (25,589)
      Total other income (expense)         (12,866)   (16,065)   (25,164)
      Income before income taxes
      and extraordinary item               27,496     35,945     46,307
Income tax expense                         10,454     13,798     17,570
      Income before extraordinary item     17,042     22,147     28,737
Extraordinary item-loss on extinguishment
  of debt, net of tax benefit of $1,057,
  $2,379 and $1,884 in 1994, 1995, and
  1996, respectively                       1,620      3,722      2,827

      Net income                         $ 15,422   $ 18,425   $ 25,910

Income per common and common
equivalent share data:
  Income before extraordinary item       $ .71      $ .84      $ 1.02
  Net income                             $ .64      $ .69      $ .92
  Weighted average number of common
    and common equivalent shares
    outstanding                            23,967     26,513     28,062
Income per common share assuming
full dilution:
  Income before extraordinary item       $ .71      $ .84      $ .99
  Net income                             $ .64      $ .69      $ .90
  Weighted average number of common
    shares outstanding assuming full
    dilution                               23,967     26,513     33,172

See accompanying notes to consolidated financial statements.

The Multicare Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31
                                                                    Total
                                                 Additional         stock-
                                  Common  Stock  paid-in   Retained holders'
                                  Shares  Amount Capital   earnings equity

Balances, December 31, 1993       14,230  $ 142  $ 27,997  $ 4,452  $ 32,591
Issuance of common stock in
  connection with public
  offering                        3,450     35     52,000             52,035
Effect of restricted stock        (18)             57                 57
Net income                                                   15,422   15,422
Balances, December 31, 1994       17,662    177    80,054    19,874   100,105
Exercise of stock options
  (including tax benefit)         19               304                304
Proceeds from issuance of put
  options                                          373                373
Contingent stock purchase
  commitment                                       (5,312)            (5,312)
Net income                                                   18,425   18,425
Balances, December 31, 1995       17,681    177    75,419    38,299   113,895
Exercise of stock options
  (including tax benefit)         21               347                347
Shares issued under stock
  purchase plan                   30               442                442
Contingent stock purchase
  commitment                                       5,312              5,312
Stock split                       8,847     88               (88)     ---
Issuance of common stock in
connection with public offering   3,000     30     51,982             52,012
Issuance of stock in
acquisition                       555       6      10,011             10,017
Net income                                                   25,910   25,910
Balances, December 31, 1996       30,134  $ 301  $ 143,513 $ 64,121 $ 207,935

See accompanying notes to consolidated financial statements.

The Multicare Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
                                               1994       1995       1996
                                                    (In thousands)

Cash flows from operating activities:
  Net income                                 $ 15,422   $ 18,425   $ 25,910
   Adjustments to reconcile net income
   to net cash provided by operating
    activities:
    Extraordinary item                         2,677      6,101      4,711
    Depreciation and amortization              9,583      13,204     22,029
    Provision for doubtful accounts            1,712      3,483      4,760
    Changes in assets and liabilities:
      Deferred taxes                           1,162      (445)      (1,208)
      Accounts receivable                      (28,479)   (25,104)   (13,967)
      Prepaid expenses and other
       current assets                          (8,270)    (1,479)    (2,528)
      Accounts payable and accrued
       liabilities                             8,419      (3,174)    10,566
      Net cash provided by operating
       activities                              2,226      11,011     50,273
Cash flows from investing activities:
  Net marketable securities
   (acquired) sold                             5,195      (200)      202
  Assets and operations acquired               (40,435)   (63,415)   (193,067)

Capital expenditures                           (31,785)   (39,917)   (64,215)
Proceeds from sale-leaseback                   ___        12,522     ___
Proceeds from repayment of
construction advances                          ---        11,000     ---
Other assets                                   (2,351)    (1,072)    (5,531)
      Net cash used in investing
       activities                              (69,376)   (81,082)   (262,611)
Cash flows from financing activities:
  Proceeds from issuance of common stock       52,035     ---        52,012
  Proceeds from exercise of stock options
    and stock purchase plan                    ---        245        717
  Proceeds from issuance of put options        ---        373        ---
  Proceeds from long-term debt                 221,465    278,154    562,981
  Payments of long-term debt                   (203,574)  (208,358)  (402,848)
  Debt issuance costs                          (1,750)    (4,431)    (3,295)
      Net cash provided by financing
        activities                             68,176     65,983     209,567
      Increase (decrease) in cash and
        cash equivalents                       1,026      (4,088)    (2,771)
Cash and cash equivalents at beginning
 of year                                       6,983      8,009      3,921
Cash and cash equivalents at end of year     $ 8,009    $ 3,921    $ 1,150
Supplemental disclosure of non-cash
  investing and financing activities:
    Fair value of assets and operations
      acquired                               $ 90,560   $ 134,323  $ 213,873
    Debt and liabilities assumed in
     connection with assets and
     operations acquired                       50,125     70,908     10,789
    Stock issued in connection with
     assets and operations acquired            ---        ---        10,017
                                             $ 40,435   $ 63,415   $ 193,067

See accompanying notes to consolidated financial statements.

The Multicare Companies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1994, 1995 and 1996
(In thousands, except share and per share data)

The Multicare Companies, Inc. and Subsidiaries (Multicare or the Company) own, operate and manage skilled nursing facilities which provide long-term care and specialty medical services in selected geographic regions within the eastern and Midwestern United States. In addition, the Company operates assisted-living facilities, institutional pharmacies, medical supply companies, outpatient rehabilitation centers and other ancillary healthcare businesses.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

The Multicare Companies, Inc. was organized in March 1992. The consolidated financial statements include the accounts of the Company and its majority owned and controlled subsidiaries. Investments in affiliates that are not majority owned are reported using the equity method.

All significant intercompany transactions and accounts of the Company have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents
Cash equivalents consist of highly liquid instruments with original maturities of three months or less.

(b) Financial Instruments
The carrying amounts of cash, marketable securities, and other current assets and current liabilities approximate fair value due to the short term maturity of these instruments. The fair value of the Company's long term debt is estimated based on quoted market prices or current rates offered to the Company for similar instruments with the same remaining maturities.

(c) Debt Issuance Costs
Debt issuance costs are amortized on a straight-line basis over periods of four to ten years.

(d) Goodwill
Goodwill resulting from acquisitions accounted for as purchases is amortized on a straight-line basis over periods of fifteen to forty years. At December 31, 1995 and 1996, accumulated amortization of goodwill was $1,832 and $4,636, respectively.

(e) Other Assets
At December 31, 1995 and 1996, other assets include $1,300 and $1,331, representing amounts due from stockholders.

Direct costs incurred to develop and implement new specialty medical services at certain facilities are deferred during the start-up period and amortized on a straight-line basis over five years.

At December 31, 1995 and 1996, investments in non-consolidated affiliates included in other assets amounted to $5,054 and $19,913, respectively. Results of operations relating to the non-consolidated affiliates were insignificant to the Company's financial statements in 1995 and 1996.

(f) Net Revenues
Net revenues primarily consist of services paid for by patients and amounts for services provided that are reimbursable by certain third-party payors. Medicare and Medicaid revenues are determined by various rate setting formulas and regulations. Final determinations of amounts paid by Medicaid and Medicare are subject to review or audit. In the opinion of management, adequate provision has been made for any adjustment that may result from these reviews or audits. To the extent that final determination may result in amounts which vary from management estimates, future earnings will be charged or credited.

(g) Property, Plant and Equipment
Land, buildings and improvements, equipment, furniture and fixtures are stated at cost. Depreciation of buildings and improvements is calculated using the straight-line method over their estimated useful lives that range from twenty to forty years. Depreciation of equipment and furniture and fixtures is calculated using the straight-line method over their estimated useful lives that range from five to ten years. Depreciation expense for the years ended December 31, 1994, 1995, and 1996 was $8,146, $10,875, and $17,724, respectively.

(h) Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(i) Net Income Per Share
The computation of primary earnings per share is based on the weighted average number of outstanding shares during the period and includes, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options. Fully diluted earnings per share additionally assumes the conversion of the Company's Convertible Subordinated Debentures. Net income used in the computation of fully diluted earnings per share was determined on the assumption that the convertible debentures were converted and net income was adjusted for the amounts representing interest and amortization of debt issuance costs, net of tax effect.

(j) Stock Split
In May 1996, the Company effected a three-for-two stock split in the form of a 50% stock dividend. In 1996, stockholders' equity has been adjusted to give recognition to the stock split by reclassifying from retained earnings to common stock the par value of the additional shares arising from the stock split. All references to average number of shares outstanding, stock options, and per share amounts have been restated to reflect the stock split.

(k) SFAS 121
The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Adoption of this Statement did not have any impact on the Company's financial position, results of operations, or liquidity.

NOTE 3 - ACQUISITIONS

In March 1994, the Company acquired the outstanding capital stock of Providence Health Care, Inc. (Providence), an Ohio-based provider of long-term nursing care through 15 long-term care facilities for a cash purchase price of approximately $29,000 and the assumption and refinancing of approximately $27,000 of indebtedness. Total goodwill approximated $16,900.

In January 1995, the Company acquired the assets and operations of an institutional pharmacy business for a purchase price of approximately $12,000. Total goodwill approximated $11,000.

In December 1995, the Company completed the acquisition of Glenmark Associates, Inc. (Glenmark). The Company acquired the outstanding capital stock of Glenmark for approximately $32,000 including transaction costs, repaid approximately $24,200 of debt, and assumed historical debt of approximately $24,700. Total goodwill approximated $30,000.

In February 1996, the Company completed the acquisition of Concord Health Group, Inc. (Concord). The Company acquired the outstanding capital stock and warrants of Concord for approximately $75,000 including transaction costs, repaid approximately $41,000 of debt, and assumed historical debt of approximately $4,000. Total goodwill approximated $61,000.

In December 1996, the Company completed the acquisition of The A.D.S Group (A.D.S). The Company paid approximately $10,000, repaid or assumed approximately $29,800 in debt, financed $51,000 through a lease facility, and issued 554,973 shares of its common stock for A.D.S. Total goodwill approximated $29,900.

All acquisitions have been accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements reflect the results of operations of each facility from the date of acquisition.

The following unaudited pro forma financial information has been prepared as if the Glenmark, Concord and A.D.S acquisitions had been consummated on January 1, 1995. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the acquisitions occurred on January 1, 1995:

                                                   1995       1996
                                                     (Unaudited)

Net revenues                                       $ 512,995  $ 599,022
Income before extraordinary item                     20,006     29,095
Net income                                           16,284     26,267
Income per common share assuming full dilution:
Income before extraordinary item                     .74        .98
Net income                                         $ .60      $ .90

NOTE 4 - INCOME TAXES

The provision for income taxes, exclusive of income taxes related to the extraordinary items, consists of the following:

                                  1994      1995      1996

    Federal
      Current                   $ 8,810   $ 11,092  $ 13,554
      Deferred                    (594)     (35)      1,275
    State
      Current                     2,343     2,876     2,695
      Deferred                    (105)     (135)     46
                                $ 10,454  $ 13,798  $ 17,570

The difference between the Company's effective tax rate and the Federal statutory tax rate of 35% is primarily attributable to state taxes.

The tax effects of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1995 and 1996 are as follows:

                                                  1995      1996

  Deferred tax assets:
    Accounts receivable                         $ 1,620   $ 1,642
    Employee benefits and compensated absences    1,429     2,191
    Other                                         829       -
                                                $ 3,878   $ 3,833

  Deferred tax liabilities:
    Property, plant and equipment               $ 24,408  $ 42,033
    Other                                         317       876
                                                $ 24,725  $ 42,909

Cash paid for income taxes was $9,504, $12,910 and $14,555 in 1994, 1995 and 1996, respectively.

NOTE 5 - FINANCING OBLIGATIONS

Long-term debt at December 31, 1995 and 1996 is as follows:

                                                    1995       1996

Bank credit facility, with interest at
 approximately 6% in 1995 and 7% in 1996          $ 105,629  $ 276,429
Convertible debentures, due 2003, with
 interest at 7%, convertible at $17.33 per share    86,250     86,250
Senior Subordinated Notes, due 2002, net of
 unamortized original issue discount of $911
 and $682 in 1995 and 1996, respectively, with
 interest at 12.5%                                  36,990     29,719
Mortgages and other debt, including unamortized
 premium of $3,819 and $3,412, in 1995 and 1996,
 respectively, payable on varying monthly or
 quarterly installments with interest at rates
 between 6% and 12%. These loans mature between
 1999 and 2033                                      43,202     26,135
Revenue bonds, rates ranging from 7% to 10%,
 with maturities between 2004 and 2015, net of
 unamortized discount of $465 and $431 in 1995
 and 1996, respectively                             11,011     10,635
                                                  $ 283,082  $ 429,168

Less current portion                                1,612      821
                                                  $ 281,470  $ 428,347

In 1995, the Company restructured its credit agreement with The Chase Manhattan Bank, N.A. to extend the amount of available credit to $200,000.
In addition, several terms, including the interest rate were revised. The Company recorded an extraordinary charge of $1,206, net of tax, for the write-off of debt issuance costs and prepayment penalties relating to the restructuring of the credit facility and extinguishment of certain mortgage debt.

In March 1995, the Company completed an offshore offering and a concurrent private placement in the United States of $86,250 of its 7% Convertible Subordinated Debentures (Convertible Debentures) due 2003. The Convertible Debentures are convertible at a price of $17.33 per share. The net proceeds approximated $83,300 of which $23,000 was used to repay amounts outstanding under the Company's credit agreement, with the remainder utilized for general corporate purposes. In January 1997, $11,000 of Convertible Debentures were converted into common stock.

The Company purchased or retired an aggregate amount of $38,177 of its $100,000 Senior Subordinated Notes (Notes) in 1994, 1995 and 1996, resulting in extraordinary charges after tax of $1,620, $2,516 and $957, respectively, for premiums paid above the recorded values and the write-off of debt issuance costs and original issue discounts. In January 1997, the Company purchased $6,500 principal amount of Notes.

In 1996, the Company restructured its credit agreement with The Chase Manhattan Bank, N.A. to extend the amount of credit available from $200,000 to $350,000 and to revise other terms. In December 1996, the Company entered into a new $350,000 credit facility which expires in 2000 and added a $60,000 lease facility with NationsBank, N.A., as agent. The Company recorded extraordinary charges of $1,870, net of tax, for the write-off of unamortized debt issuance costs related to the restructurings.

The fair value of the Company's debt, based on quoted market prices or current rates for similar instruments with the same maturities was approximately $288,767 and $432,398 at December 31, 1995 and 1996, respectively.

The Company is subject to various financial and restrictive covenants under its credit facility and other indebtedness and is in compliance with such covenants at December 31, 1996.

At December 1996, the aggregate maturities of long-term debt for the five years ending December 31, 2001 and thereafter are as follows:

          1997          $ 821
          1998            1,335
          1999            804
          2000            277,146
          2001            759
          Thereafter      146,004
                          426,869

          Discount        (1,113)
          Premium         3,412
                        $ 429,168

Interest expense of $1,225, $1,605 and $2,773 was capitalized in 1994, 1995 and 1996, respectively, in connection with new construction and facility renovations and expansions.

Cash paid for interest was $13,565, $17,704 and $25,762 in 1994, 1995, and
1996, respectively.

NOTE 6 - ACCRUED LIABILITIES

At December 31, 1995 and 1996, accrued liabilities consist of the following:

                                        1995       1996

      Salaries and wages              $ 11,428   $ 19,469
      Deposits from patients            2,437      3,386
      Interest                          4,739      4,742
      Insurance                         2,492      7,079
      Other                             9,754      20,031
                                      $ 30,850   $ 54,707


NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases on certain of its facilities and offices. Three of such leases are with entities that are owned wholly or in part by certain of the stockholders of the Company. In 1996, the Company renegotiated and amended the terms of certain of its capital lease agreements, resulting in their treatment as operating leases which did not have a material impact on the financial statements. Minimum rental commitments under all noncancelable leases at December 31, 1996 are as follows:

                         Operating

          1997         $ 17,145
          1998           17,170
          1999           16,193
          2000           15,870
          2001           15,612
          Thereafter     65,070
                       $ 147,060

Rent expense was $3,052, $5,375 and $12,915 for the years ended December 31, 1994, 1995 and 1996, respectively.

Letters of credit ensure the Company's performance or payment to third parties in accordance with specified terms and conditions. At December 31, 1996, letters of credit outstanding amounted to $1,709.

Included in the accompanying consolidated financial statements are management fees and interest income from related parties of $1,501, $1,689 and $123 for the years ended December 31, 1994, 1995, and 1996, respectively.

There are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. The Company is unable to predict the impact of healthcare reform proposals on the Company; however, it is possible that such proposals could have a material adverse effect on the Company. Any changes in reimbursement levels under Medicaid and Medicare and any changes in applicable government regulations could significantly affect the profitability of the Company. Various cost containment measures adopted by governmental pay sources have begun to limit the scope and amount of reimbursable healthcare expenses. Additional measures, including measures that have already been proposed in states in which the Company operates, may be adopted in the future as federal and state governments attempt to control escalating healthcare costs. There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on the Company. In particular, changes to the Medicare reimbursement program that have been proposed could materially adversely affect the Company's revenues derived from ancillary services.

The healthcare industry is labor intensive. Wages and other labor related costs are especially sensitive to inflation. In addition, suppliers pass along rising costs to the Company in the form of higher prices. When faced with increases in operating costs, the Company has increased its charges for services. The Company's operations could be adversely affected if it is unable to recover future cost increases or experiences significant delays in increasing rates of reimbursement of its labor and other costs from Medicaid and Medicare revenue sources.

The Company is from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending legal proceedings will not have a material effect on the Company's consolidated financial statements.

NOTE 8 - CAPITAL STOCK AND STOCK PLANS

In May 1996, the Company increased the number of authorized shares of preferred and common stock for the purpose of affecting a three for two stock split in the form of a 50% stock dividend. In October 1996, the Company completed a public offering of 3,000,000 shares of its common stock, resulting in net proceeds of $52,000. The proceeds from the offering were used to repay a portion of outstanding bank indebtedness under the Company's credit agreement which was incurred to finance certain of the Company's acquisitions.

The Company's 1993 Stock Option Plan and Non-Employee Director Stock Option Plan (Plans) provide for the issuance of options to directors, officers, key employees and consultants of the Company. The aggregate number of shares authorized for issuance under the plans is 3,840,000. Options are issued at market value on the date of the grant, vest ratably over maximum periods of five years, and expire ten years from the date of the grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and applies APB Opinion No. 25 in accounting for its plans and, accordingly, has not recognized compensation cost for stock option plans and stock purchase plans in its financial statements. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's net income would have been changed to the pro forma amounts indicated below:

                                              1995      1996

  Net income-as reported                    $ 18,425  $ 25,910
  Net income-pro forma                        17,530    24,181
  Net income per share-as reported            .69       .90
  Net income per share-pro forma              .66       .85

The fair value of the stock options granted in 1995 and 1996 is estimated at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1995 and 1996; dividend yield of 0%; expected volatility of 38.4%; a risk-free interest rate of 6.5%; and expected lives of 9.9 years.

Presented below is a summary of the stock option plans for the years ended December 31, 1994, 1995 and 1996:

                           1994                1995                1996
                               Weighted            Weighted           Weighted
                               Average             Average            Average
                               Exercise            Exercise           Exercise
                    Shares     Price    Shares     Price   Shares     Price

Options outstanding
  at beginning of
  year              395,250   $7.09     1,772,778 $10.74   2,441,364  $11.46

Granted             1,585,893  10.94    750,828    13.10   828,746     17.60
Exercised           ---        ---      (27,969)   8.73    (24,789)    11.05
Forfeited/expired   (208,365)  8.33     (54,273)   12.15   (78,084)    13.10
Options outstanding
  at end of year    1,772,778 $10.74    2,441,364 $11.46   3,167,237  $13.03

Weighted-average
  grant-date fair
  value of options
  granted                     $7.08               $8.23               $11.06

The following table summarizes information for stock options outstanding at December 31, 1996:

                         Weighted Avg.
Range of                 Remaining     Weighted Avg.             Weighted Avg.
Exercise     Number      Contractual   Exercise      Number      Exercise
Prices       Outstanding Life          Price         Exercisable Price

6.67-10.83  $311,251      6.8          $8.06          165,749    $7.71
11.17-14.67  2,051,610    7.6           11.97         826,881     11.81
16.00-20.59  804,376      9.5           17.66         22,500      18.67
            $3,167,237    8.0          $13.03         1,015,130  $11.29

The Company's Employee Stock Purchase Plan (ESPP) was adopted by the Company's Board of Directors in 1995 and approved by shareholders in 1996. The ESPP permits employees of the Company to purchase the Company's common stock at a price equal to the lesser of 85% of the fair market value of the common stock on the first or last day of each quarter. There are 1,200,000 shares authorized for issuance under the ESPP.

In 1996, the Company adopted the Directors Retainer and Meeting Fee Plan (Directors Plan) under which a director who is not an employee of the Company may elect to receive payment of all or any portion of his or her annual cash retainer and meeting fees either in cash or shares of the Company's common stock. The number of shares payable is determined by the fair market value of a share on the date payment is due. The aggregate number of shares authorized for issuance under the Directors Plan is 75,000.

In 1995, the Company issued put options on 500,000 shares of its common stock which expired unexercised in 1996. As of December 31, 1995 the balance in Contingent stock purchase commitment is the amount the Company would have been obligated to pay if all of the remaining put options were exercised.

At December 31, 1996, the Company has 4,976,000 shares of its common stock reserved for the conversion of its Convertible Debentures.

NOTE 9 - SUBSEQUENT EVENTS (UNAUDITED)

In February 1997, options to purchase 556,000 shares of common stock were granted at exercise prices representing fair market value as of the date of the grants.

NOTE 10 - QUARTERLY RESULTS OF OPERATIONS

                                        Year Ended December 31, 1995
                                First      Second     Third      Fourth
                                Quarter    Quarter    Quarter    Quarter(1)

Net revenues                  $ 81,700   $ 85,605   $ 90,948   $ 94,795
Income from operations          12,350     12,652     13,443     13,565
Income before extra-
ordinary item                   5,094      5,264      5,780      6,009
Net Income                      5,094      5,264      5,780      2,287
Income per common
share assuming full
dilution(2):
  Income before extra-
    ordinary item               .19        .20        .22        .23
  Net income                  $ .19      $ .20      $ .22      $ .09
Price range of
stock (2)(3)(4)
  High                        $ 15 1/2   $ 15 1/8   $ 15 5/8   $ 16 1/8
  Low                         $ 11 5/8   $ 11 1/4   $ 11 1/4   $ 11 3/4

                                       Year Ended December 31, 1996
                                First        Second     Third      Fourth
                                Quarter(1)   Quarter    Quarter    Quarter(1)

Net revenues                  $ 120,057    $ 131,889  $ 134,944  $ 145,340
Income from operations          15,478       17,610     18,759     19,624
Income before extra-
ordinary item                   6,197        6,780      7,418      8,342
Net Income                      4,716        6,780      7,418      6,996
Income per common
share assuming full
dilution(2):
  Income before extra-
    ordinary item               .23          .24        .26        .27
  Net income                  $ .18        $ .24      $ .26      $ .23
Price range of
stock (2)(3)(4)
  High                        $ 19 1/4     $ 20 7/8   $ 21 3/4   $ 22 3/8
  Low                         $ 14 7/8     $ 17 1/2   $ 18       $ 17 3/4

(1) The Company incurred extraordinary charges of $3,722, $1,481 and $1,346, net of taxes, in the fourth quarter of 1995, first quarter of 1996, and fourth quarter of 1996, respectively, relating to extinguishment of debt.
(2) Income per share and prices have been adjusted for a 50% stock dividend in May 1996.
(3) The Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.
(4) Stock prices are from official data released by the NASDAQ stock market and The New York Stock Exchange.
As of February 21, 1997, there were approximately 88 record holders of the Company's common stock.

The Board of Directors
The Multicare Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Multicare Companies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Multicare Companies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /S/ KPMG PEAT MARWICK LLP
Short Hills, New Jersey
February 4, 1997

CORPORATE DATA

BOARD OF DIRECTORS

     MOSHAEL J. STRAUS                       STUART H. ALTMAN
     The Multicare Companies, Inc.           Brandeis University
     Hackensack, New Jersey                  Waltham, Massachusetts

     DANIEL E. STRAUS                        CONSTANCE B. GIRARD-DICARLO
     The Multicare Companies, Inc.           ARAMARK Corporation
     Hackensack, New Jersey                  Philadelphia, Pennsylvania

     STEPHEN R. BAKER                        MENACHEM ROSENBERG
     The Multicare Companies, Inc.           Margolin, Winer and Evens
     Hackensack, New Jersey                  Garden City, New York

     PAUL J. KLAUSNER                        GEORGE ZOFFINGER
     The Multicare Companies, Inc.           Value Property Trust
     Hackensack, New Jersey                  New Brunswick, New Jersey

CORPORATE OFFICERS

MOSHAEL J. STRAUS                         ANDREW HOROWITZ
Chairman and Co-Chief Executive Officer   Senior Vice President, Ancillary
                                          Services

DANIEL E. STRAUS                          MARK R. NESSELROAD
President and Co-Chief Executive Officer  Senior Vice President, Acquistions,
                                          Construction and Development
STEPHEN R. BAKER
Executive Vice President and Chief        ROBERT S. ANDERSON
Operating Officer                         Vice President, Finance

SUSAN S. BAILIS                           KEVIN P. BRESLIN
Senior Vice President, ADS/Multicare      Vice President, Acquisitions

BRADFORD C. BURKETT                       RONALD G. CLARENDON
Senior Vice President, General Counsel    Vice President, Employee Relations
and Secretary
                                          JANICE M. GREER
THOMAS P. FOY                             Vice President, Professional Serivces
Senior Vice President, Government
Relations and Business Development        KEITH F. HELMER
                                          Vice President, Operations
JOEL JAFFE
Senior Vice President, Treasurer          KENT R. HUGILL
                                          Vice President, Marketing

                                          BARBARA A. MARTE
                                          Vice President, Product Development
                                          and Enhancement

TRANSFER AGENT                           ANNUAL MEETING DATE
American Stock & Transfer Trust          Multicare will hold its Annual Meeting
40 Wall Street                           of stockholders on Wednesday, May 14,
New York, NY 10005                       1997 at 10:00 a.m. EST at its corporate
                                         headquarters.
INDEPENDENT AUDITORS
KPMG Peat Marwick, LLP                   STOCK LISTING
Short Hills, NJ                          Multicare's common stock trades on The
                                         New York Stock Exchange under the
CORPORATE COUNSEL                        symbol "MUL".
Paul, Weiss, Rifkind,
Wharton & Garrison                       CORPORATE HEADQUARTERS
New York, NY                             411 Hackensack Avenue
                                         Hackensack, NJ 07601
FORM 10-K                                (201) 488-8818
A stockholder may receive without
charge a copy of the Form 10-K Annual
Report filed by the Securities and
Exchange Commission by written request
addressed to Investor Relations at the
corporate headquarters address.